492,636 Shares


                                ACTIVISION, INC.

                                  Common Stock

                              ____________________


     The stockholders of Activision, Inc. listed in this prospectus under the section entitled "Selling Stockholders" are offering and selling up to 492,636 shares of our common stock under this prospectus. The shares of common stock being offered hereby (i) were issued by us to the principal shareholders of Z-Axis, Ltd., a Nevada based console software development company, in connection with our acquisition of Z-Axis on May 20, 2002 and (ii) will be issued by us to id Software, Inc. upon exercise of a warrant to purchase 150,000 shares of our common stock granted by us to id on April 1, 2002 pursuant to a software license agreement.

     We will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "ATVI." On June 12, 2002, the closing sale price of our common stock as reported by Nasdaq was $29.23 per share.

     Our principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, and our telephone number is (310) 255-2000.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by us. Normal brokerage commissions, discounts and fees will be payable by the selling stockholders.

     Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is June 13, 2002.

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                                TABLE OF CONTENTS

                                                                            Page

FORWARD-LOOKING STATEMENTS....................................................2

RISK FACTORS...................................................................3

ACTIVISION, INC...............................................................11

RECENT DEVELOPMENTS...........................................................13

USE OF PROCEEDS...............................................................13

SELLING STOCKHOLDERS..........................................................15

DESCRIPTION OF CAPITAL STOCK..................................................16

PLAN OF DISTRIBUTION..........................................................16

LEGAL MATTERS.................................................................17

EXPERTS.......................................................................17

WHERE YOU CAN FIND MORE INFORMATION...........................................17

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................17

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1


                              ____________________

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities are not being offered for sale in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Information contained in our web site does not constitute part of this document.

                              ____________________

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

     All forward-looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and under "Business-Factors Affecting Future Performance" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2001. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading "Risk Factors."

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our stock may decline and you may lose part or all of your investment.

We depend on a relatively small number of brands for a significant portion of our revenues and profits.

     A significant portion of our revenues are derived from products based on a relatively small number of popular brands each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. In fiscal 2001, 49% of our worldwide net publishing revenues (37% of consolidated net revenues) was derived from two brands, one of which accounted for 39% and the other of which accounted for 10% of worldwide net publishing revenues (29% and 8%, respectively, of consolidated net revenues). In fiscal 2000, two brands accounted for 34% of our worldwide net publishing revenues (24% of consolidated net revenues), one of which accounted for 19%, and the other of which accounted for 15% of worldwide net publishing revenues (13% and 11%, respectively, of consolidated net revenues). We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results.

Our future success depends on our ability to release popular products.

     The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. If we are unable to do this, our business and financial results may be significantly harmed.

     We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. The license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

The current transition in console platforms has a material impact on the market for interactive entertainment software.

     When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. We are currently experiencing such a transition period. Each of the three current principal hardware producers recently launched a new platform. Sony made the first shipments of its PlayStation 2 console system in North America and Europe in the fourth quarter of calendar year 2000. During that quarter, Sony's manufacturing shortages resulted in significant shipment delays of PlayStation 2 units in North America and Europe. Microsoft made the first shipments of its Xbox console system in North America in November 2001 and in Europe and Japan in the first quarter of calendar year 2002. Nintendo made the first shipments of its Nintendo GameCube console system in North America in November and in Europe in May 2002. Additionally, in June 2001, Nintendo launched its Game Boy Advance hand held device. Shortages of these platforms or lack of consumer acceptance could adversely affect our sales of products for these platforms. Current sales of some of our products for the existing PlayStation and Nintendo 64 platforms have been negatively affected by the new platform transition.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

     The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, we may not be able to recover in revenues our development costs which could be significant and our business and financial results could be significantly harmed. An announcement by Sega Corporation that it has discontinued its Dreamcast platform shows that even experienced hardware manufacturers are not immune to failure.

We are exposed to seasonality in the purchases of our products.

     The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Additionally, in a platform transition period such as the one taking place now, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control. Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

We depend on skilled personnel.

     Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

We depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms.

     Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products. In addition, these agreements include other provisions such as approval rights of all products and related promotional materials that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture software for their consoles, or elect to manufacture software themselves or use developers other than us.

If our products contain defects, our business could be harmed significantly.

     Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

     We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

     Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may be subject to intellectual property claims.

     As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

     Intellectual property litigation or claims could force us to do one or more of the following:

     o Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     o Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

     o Redesign our interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

     Any of these actions may cause material harm to our business and financial results.

We rely on independent third parties to develop many of our software products.

     We often rely on independent third party interactive entertainment software developers to develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

     o Continuing strong demand for developers' resources, combined with recognition they receive in connection with their work, may cause developers who worked for us in the past to either work for our competitors in the future or to renegotiate our agreements with them on terms less favorable to us.

     o Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

     Increased competition for skilled third party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. In a few cases, we also agree to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

We operate in a highly competitive industry.

     The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

     We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third party software competitors currently include, among others: Acclaim Entertainment, Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Infogrames SA; Konami Company Ltd.; Namco Ltd.; Sega Enterprises, Ltd.; Take-Two Interactive Software, Inc.; THQ Inc. and Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo Co. Ltd., and Microsoft Corporation compete directly with us in the development of software titles for their respective platforms.

     We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

We may face difficulty obtaining access to retail shelf space necessary to market and sell our products effectively.

     Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase the consideration we pay to vendors. Retailers with limited shelf space typically devote the most and highest quality shelf space to the best selling products. We cannot assure you that our new products will consistently achieve such "best seller" status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sale volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

Our sales may decline substantially without warning and in a brief period of time because we generally do not have long-term contracts for the sale of our products.

     We currently sell our products directly through our own sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs, as well as to a limited number of distributors, in the United States and Canada. Outside North America, we sell our products directly to retailers as well as third party distributors in certain territories. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results. Our two largest customers, Wal-Mart Stores, Inc. and Toys "R" Us, Inc., accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for fiscal 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for fiscal 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for fiscal 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for fiscal 2000 (26% of our consolidated net revenues).

We may permit our customers to return our products and to receive pricing concessions which could reduce our net revenues and results of operations.

     We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. We may permit product returns from or grant price protection to our customers under certain conditions. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with terms granted. Price protection policies, when granted and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them. We provide price protection to a number of our customers to manage our customers' inventory levels in the distribution channel. We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although we may place limits on product returns and price protection, we could be forced to accept substantial product returns and provide price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

We may be burdened with payment defaults and uncollectible accounts if our distributors or retailers cannot honor their credit arrangements with us.

     Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer and the nature of the product. Although we have insolvency risk insurance to protect against our customers' bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

We may not be able to maintain our distribution relationships with key vendors.

     Our CD Contact, NBG and CentreSoft subsidiaries distribute interactive entertainment software products and provide related services in the Benelux territories, Germany and the United Kingdom, respectively, and, via export, in other European territories for a variety of entertainment software publishers, many of which are our competitors. These services are generally performed under limited term contracts. While we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony and Eidos products accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues for fiscal 2001.

Our international revenues may be subject to regulatory requirements as well as currency fluctuations.

     Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 66%, 51% and 43% of our total net revenues in fiscal 1999, 2000 and 2001, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales which are made in local currencies may fluctuate. Presently, we engage in limited currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

Our software may be subject to governmental restrictions or rating systems.

     Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries.

     Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our software may be subject to legal claims.

     Within the past two years, two lawsuits, Linda Sanders, et al. v. Meow Media, Inc., et al., United States District Court for the District of Colorado, and Joe James, et al. v. Meow Media, Inc., et al., United States District Court for the Western District of Kentucky, Paducah Division, have been filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen. These lawsuits allege that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. While our general liability insurance carrier has agreed to defend us in these lawsuits, it is uncertain whether or not the insurance carrier would cover all or any amounts which we might be liable for if the lawsuits are not decided in our favor. If either of the lawsuits are decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. It is possible that similar additional lawsuits may be filed in the future. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

We may face limitations on our ability to integrate additional acquired businesses or to find suitable acquisition opportunities.

     We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing stockholders. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our shareholder rights plan, charter documents and other agreements may make it more difficult to acquire us without the approval of our Board of Directors.

     We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Preferred Stock at a price of $40 per share (subject to adjustment) under certain circumstances is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide for acceleration of stock options following a change in control, which has the effect of making an acquisition of control more expensive. A change in control constitutes a default under our revolving credit facility. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of a change in control. These agreements and arrangements may also inhibit a change in control and may have a negative effect on the market price of our common stock.

Our stock price is highly volatile.

     The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

     o    Quarter to quarter variations in results of operations

     o    Our announcements of new products

     o    Our competitors' announcements of new products

     o    Our product development or release schedule

     o General conditions in the computer, software, entertainment, media or electronics industries

     o Timing of the introduction of new platforms and delays in the actual release of new platforms

     o    Changes in earnings estimates or buy/sell recommendations by analysts

     o Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

     o    Other events or factors.

     In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We do not pay cash dividends on our common stock.

     We have not paid any cash dividends on our common stock and do not anticipate paying dividends in the near future. In addition, our revolving credit facility currently prohibits us from paying dividends on our common stock.

                                ACTIVISION, INC.

     We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

     Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems, the Nintendo Game Boy hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2, Microsoft Xbox and Nintendo GameCube console systems and Game Boy Advance hand held device. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

     Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

     Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

     Create and Maintain Diversity in Product Mix, Platforms and Markets. We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action, adventure, extreme sports, racing, role playing, simulation and strategy, and products designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We develop, publish and distribute products that operate on Sony PlayStation and PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems, Nintendo Game Boy hand held devices and the personal computer. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

     Create, Acquire and Maintain Strong Brands. We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Star Trek, various Disney films such as Toy Story 2 and Marvel Comics' properties such as Spider-Man, X-Men, Blade, Iron Man and Fantastic Four. We have also capitalized on the success of our Tony Hawk's Pro Skater products to sign long-term agreements, many of which are exclusive, with numerous other extreme sports athletes including superstars Mat Hoffman in BMX pro biking, Kelly Slater in pro surfing, Shaun Palmer in snowboarding, Shaun Murray in wakeboarding and Travis Pastrana in pro motorcross biking.

     Enforce Disciplined Product Selection and Development Processes. The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources. The Greenlight Process includes in-depth reviews of each project at five intervals during the development process by a team that includes several of our highest ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

     We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us, some of whom are independent and some of whom we have a capital investment. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

     Continue to Improve Profitability. We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

     In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

     Grow Through Continued Strategic Acquisitions and Alliances. The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners and retailers. Through thirteen completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of or investment in selected experienced development firms, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners.

                               RECENT DEVELOPMENTS

     On May 7, 2002, we reported our financial results for the fourth quarter and fiscal year ended March 31, 2002. Net revenues for our fiscal year ended March 31, 2002 were $786.4 million or 27% higher as compared to $620.2 million for our fiscal year ended March 31, 2001. Net income for our fiscal year ended March 31, 2002 was $52.2 million or $0.88 per diluted share as compared with net income of $20.5 million or $0.50 per diluted share reported for our 2001 fiscal year. All of fiscal 2001 share and per share amounts have been restated to reflect our three-for-two stock split for shareholders of record as of November 6, 2001, paid November 20, 2001.

     Net revenues for our fourth quarter ended March 31, 2002 were $164.9 million, 30% greater than net revenues of $126.8 million that we reported for the fourth quarter of our prior fiscal year. For our fourth quarter ended March 31, 2002, we reported net income of $10.9 million or $0.17 per diluted share an increase of $10.0 million compared to net income of $875,000 or $0.02 per diluted share for our prior fiscal year's fourth quarter. Our fourth quarter 2002 per diluted share results were $0.06 ahead of the consensus of analyst expectations as reported by First Call.

     Set forth below is our condensed consolidated statements of operations for the fourth quarters and fiscal years ended March 31, 2002 and 2001 and condensed consolidated balance sheets for the fiscal years ended March 31, 2002 and 2001.


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except earnings per share data)

====================================================================================================================================
                                                             Quarter ended March 31,                Year ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                              2002              2001              2002               2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Restated                             Restated
                                                       ----------------------------------------------------------------------------

Net revenues                                            $       164,912    $       126,789  $       786,434    $       620,183
Costs and expenses:
      Cost of sales                                             105,647             89,367          534,731            414,609
      Product development                                        11,900             11,086           40,960             41,396
      Sales and marketing                                        19,096             16,872           86,161             85,378
      General and administrative                                 11,407              7,449           44,008             38,993
------------------------------------------------------------------------------------------------------------------------------------
          Total operating expenses                              148,050            124,774          705,860            580,376
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 16,862              2,015           80,574             39,807
Interest income (expense), net                                      622               (632)           2,546             (7,263)
------------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                         17,484              1,383           83,120             32,544
Provision for income taxes                                        6,600                508           30,882             12,037
------------------------------------------------------------------------------------------------------------------------------------
      Net income                                        $        10,884    $           875  $        52,238    $        20,507
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                $          0.20    $          0.02  $          1.03    $          0.55
Weighted average common shares outstanding                       54,921             38,988           50,651             37,298
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                              $          0.17    $          0.02  $          0.88    $          0.50
Weighted average common shares outstanding assuming
dilution                                                         62,599             46,379           59,455             41,100
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

     Share data and earnings per share data for the quarter ended March 31, 2001 and the year ended March 31, 2001 have been restated to reflect our three-for-two stock split for shareholders of record as of November 6, 2001, paid November 20, 2001.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

=========================================================================================================
                                                                          March 31,        March 31,
                                                                             2002             2001
---------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------

     Current assets:
        Cash and cash equivalents                                       $    279,007    $   125,550
        Accounts receivable, net                                              76,733         73,802
        Inventories                                                           20,736         43,888
        Software development                                                  36,263         21,265
        Intellectual property licenses                                         6,326          6,237
        Deferred income taxes                                                 22,608         14,292
        Other current assets                                                  15,200         13,196
---------------------------------------------------------------------------------------------------------
           Total current assets                                              456,873        298,230
---------------------------------------------------------------------------------------------------------
        Software development                                                   3,254          2,154
        Intellectual property licenses                                        10,899         12,549
        Property and equipment, net                                           17,832         15,240
        Deferred income taxes                                                 28,795         13,759
        Other assets                                                           3,242          7,709
        Goodwill                                                              35,992         10,316
---------------------------------------------------------------------------------------------------------
           Total assets                                                 $    556,887    $   359,957
=========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------
     Current liabilities:
        Current portion of long-term debt                               $        168    $   10,231
        Accounts payable                                                      64,410        60,980
        Accrued expenses                                                      59,096        44,039
---------------------------------------------------------------------------------------------------------
           Total current liabilities                                         123,674        115,250
---------------------------------------------------------------------------------------------------------
     Long-term debt, less current portion                                      3,122         3,401
     Convertible subordinated notes                                           -             60,000
---------------------------------------------------------------------------------------------------------
           Total liabilities                                                 126,796       178,651
---------------------------------------------------------------------------------------------------------
     Stockholders' equity:
        Preferred stock                                                       -              -
        Common stock                                                          -              -
        Additional paid-in capital                                           397,528       200,786
        Retained earnings                                                     64,384        12,146
        Accumulated other comprehensive loss                                 (11,498)      (11,377)
        Treasury stock                                                       (20,323)      (20,249)
---------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                        430,091        181,306
---------------------------------------------------------------------------------------------------------
              Total liabilities and stockholders' equity                $    556,887    $   359,957
=========================================================================================================
=========================================================================================================


     Consistent with our acquisition strategy, we acquired a privately owned software developer in March 2002 and Z-Axis in May 2002, for a combined purchase price of approximately $28 million with consideration in the form of common stock and a combination of common stock and cash. Additional shares of our common stock may also be issued to these developers in future periods, depending upon the satisfaction of certain performance requirements relating to certain product titles produced by the developers.

                                 USE OF PROCEEDS

     All net proceeds from the sale of our shares of common stock will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sale of the common stock being offered hereby for the account of the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of our common stock by the selling stockholders as of June 12, 2002, the number of shares of common stock being offered by this prospectus and the number of shares of common stock beneficially owned by the selling stockholders after the offering.

                         Number of
                         Shares of
                        Common Stock    Number of Shares   Number of Shares of
Name of                  Owned Prior     of Common Stock    Common Stock Owned
Selling Stockholder    to the Offering   Being Offered      After the Offering
--------------------  --------------- ----------------- -------------------
Luntz Family
  Revocable Trust         171,892            171,892(1)            0

Irving Luntz               28,609             28,609(1)            0

Robert E. Meldman          17,540             17,540(1)            0

id Software, Inc.         150,000            150,000               0

All Selling
  Stockholders as
  a Group                 368,041            368,041               0

----------------
(1) This amount does not include the following, which are more fully described below: (i) 31,149 shares of common stock subject to certain escrow requirements; and (ii) 93,446 shares of common stock to be issued to the selling stockholders upon completion of certain software program delivery and revenue requirements.

     We have entered into (i) a license agreement with id Software pursuant to which id has granted us the right to distribute certain of id's entertainment software products and (ii) an agreement and plan of merger (the "Merger Agreement") with Activision Publishing, Inc., Record Time Acquisition, Inc., Z-Axis, and the selling stockholders pursuant to which Record Time Acquisition was merged with and into Z-Axis. The selling stockholders were all of the principal shareholders of Z-Axis. The transactions contemplated by the Merger Agreement were consummated on May 20, 2002.

     Pursuant to an escrow agreement among us, the selling stockholders and Comerica Bank, as escrow agent, an aggregate of 31,149 shares of common stock, or approximately 9.1% of the total number of shares of common stock issued in connection with the merger, have been deposited in an escrow account in connection with the transaction (the "Escrow Shares"). The Escrow Shares have been deposited in order to ensure that the representations, warranties and covenants made by the selling stockholders under the Merger Agreement are not breached and in order to provide a source of indemnification to Activision pursuant to the Merger Agreement. The Escrow Shares will be released from escrow and issued to the selling stockholders on February 20, 2003, to the extent not used to indemnify us prior to such date. In addition, an aggregate amount of 93,446 shares of common stock, or approximately 27.27% of the total number of shares of our common stock issued in connection with the merger, have been deposited in an escrow account (the "Product Escrow Shares"). The Product Escrow Shares are subject to release from escrow and issuance to the selling stockholders upon fulfillment of certain software program delivery and ranking requirements and certain revenue requirements, as described in the Merger.

     We will file a prospectus supplement to this prospectus to reflect any increase in the number of shares of common stock being offered by the selling stockholders hereunder in the event the conditions described above are fulfilled.

     Prior to the acquisition of Z-Axis by us, Z-Axis was a party to various development agreements with us. Other than such contracts, the id license agreement and the fact that the selling stockholders (other than id) were shareholders of Z-Axis, which became a wholly owned subsidiary of ours on May 20, 2002 pursuant to the Merger Agreement, none of the selling stockholders has had a material relationship with us within the past three years.

                          DESCRIPTION OF CAPITAL STOCK

     We have 130,000,000 shares of authorized capital stock, $.000001 par value, consisting of 125,000,000 shares of common stock and 3,750,000 shares of serial preferred stock and 1,250,000 shares of Series A Junior Preferred Stock. As of June 11, 2002, 66,610,565 shares of our common stock were outstanding. Our common stock is listed on the Nasdaq National Market under the symbol "ATVI."

     Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to such distributions as may be declared from time to time by our Board of Directors out of funds legally available. We have not paid, and have no current plans to pay, cash dividends on our common stock. We intend to retain all earnings for use in our business.

     Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of holders of our common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock.

     The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock. At present, no shares of preferred stock are outstanding. As of May 21, 2002, we had approximately 3,200 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

     The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

                              PLAN OF DISTRIBUTION

     The common stock may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold from time to time in one or more of the following transactions, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to this prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus, as supplemented. From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time selling stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time as described above.

     All expenses of registration of the common stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately $21,450, shall be borne by us. As and when we are required to update this prospectus, we may incur additional expenses in excess of this estimated amount.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of common stock offered hereby have been passed upon for us by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. Kenneth L. Henderson, one of our directors, is a managing partner of Robinson Silverman. In addition, Robinson Silverman owns approximately 14,250 shares of our common stock.

                                     EXPERTS

     Our consolidated financial statements and schedule as of March 31, 2000, and for each of the years in the two-year period ended March 31, 2000, have been incorporated by reference and included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements as of and for the year ended March 31, 2001, included herein and incorporated by reference in this prospectus have been so included and incorporated by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

     o Our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2001, September 30, 2001, and December 31, 2001;

     o Our Current Reports on Form 8-K filed on July 11, 2001, July 31, 2001, October 4, 2001, January 18, 2002 and May 22, 2002; and

     o The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3, Registration No. 333-46425, and our Registration Statement on Form 8-A, File No. 001-15839, filed on April 19, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Activision, Inc.
                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
                            Attn: Investor Relations

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants...........................................F-2

Report of Independent Accountants...........................................F-3

Consolidated Balance Sheets as of
March 31, 2001 and 2000.....................................................F-4

Consolidiated Statements of Operations
for the Years Ended March 31, 2001, 2000
and 1999....................................................................F-5

Consolidated Statements of Changes in
Shareholders' Eqiuity for the Years Ended
March 31, 2001, 2000 and 1999...............................................F-6

Consolidated Statements of Cash Flows for
the Years Ended March 31, 2001, 2000
and 1999....................................................................F-7

Notes to Consolidated Financial Statements..................................F-8

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders:

In our opinion, the accompanying consolidated balance sheet as of March 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Activision, Inc. and its subsidiaries (the "Company") at March 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Los Angeles, CA
May 9, 2001, except for the stock split in Note 1, as to which the date is November 6, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders:

We have audited the accompanying consolidated balance sheet of ACTIVISION, INC. and subsidiaries as of March 31, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the two-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACTIVISION, INC. and subsidiaries as of March 31, 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2000, in conformity with generally accepted accounting principles.

KPMG LLP

Los Angeles, California
May 5, 2000,
except as to Note 17, which is as of June 9, 2000, and Note 6, which is as of April 1, 2001, and Note 1, which is as of November 6, 2001


                                         ACTIVISION, INC. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS

                                         (In thousands, except share data)

                                                                              March 31,         March 31,
                                                                                2001               2000
                                                                            ------------       ------------
Assets

     Current assets:
         Cash and cash equivalents                                          $    125,550       $    49,985
         Accounts receivable, net of allowances of $28,461 and                    73,802           108,108
             $31,521 at March 31, 2001 and 2000, respectively
         Inventories                                                              43,888            40,453
         Prepaid royalties and capitalized software costs                         27,502            31,655
         Deferred income taxes                                                    14,292            14,159
         Other current assets                                                     13,196            17,815
                                                                            ------------       -----------

              Total current assets                                               298,230           262,175

     Prepaid royalties and capitalized software costs                             14,703             9,153
     Property and equipment, net                                                  15,240            10,815
     Deferred income taxes                                                        13,759             6,055
     Goodwill, net                                                                10,316            12,347
     Other assets                                                                  7,709             9,192
                                                                            ------------       -----------

              Total assets                                                  $    359,957       $   309,737
                                                                            ============       ===========

Liabilities and Shareholders' Equity

     Current liabilities:
         Current portion of long-term debt                                  $     10,231      $     16,260
         Accounts payable                                                         60,980            38,286
         Accrued expenses                                                         44,039            49,404
                                                                            ------------       -----------

              Total current liabilities                                          115,250           103,950

     Long-term debt, less current portion                                          3,401            13,778
     Convertible subordinated notes                                               60,000            60,000
                                                                            ------------       -----------
              Total liabilities                                                  178,651           177,728
                                                                            ============       ===========

     Commitments and contingencies

     Shareholders' equity:
         Preferred stock, $.000001 par value, 5,000,000 shares                         -                 -
           authorized, no shares issued at March 31, 2001 and 2000
          Common stock, $.000001 par value, 50,000,000 shares                          -                 -

             authorized, 45,249,683 and 39,732,390 shares issued and

             40,923,714 and 38,982,390 shares outstanding at March 31, 2001 and 2000, respectively

         Additional paid-in capital                                              200,786           151,714
         Retained earnings (deficit)                                              12,146            (8,361)
         Accumulated other comprehensive loss                                    (11,377)           (6,066)
         Less:  Treasury stock, cost, 4,325,969 and 750,000 shares as           (20,249)            (5,278)
           of March 31, 2001 and 2000, respectively
              Total shareholders' equity                                         181,306           132,009
                                                                            ------------       -----------

              Total liabilities and shareholders' equity                    $    359,957       $   309,737
                                                                            ============       ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                  ACTIVISION, INC. AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF OPERATIONS


                                (In thousands, except per share data)

                                                            For the years ended March 31,
------------------------------------------------------------------------------------------------------

                                                     2001               2000               1999
                                              ------------------ ------------------ ------------------

Net revenues                                  $        620,183   $        572,205   $         436,526

Costs and expenses:
  Cost of sales- product costs                         324,907            319,422             260,041
  Cost of sales- royalties and software                 89,702             91,238              36,990
      amortization

  Product development                                   41,396             26,275              22,875
  Sales and marketing                                   85,378             87,303              66,420
  General and administrative                            37,491             36,674              21,948
  Amortization of intangible assets                      1,502             41,618               1,585
                                              ------------------ ------------------ ------------------

    Total costs and expenses                           580,376            602,530             409,859
                                              ------------------ ------------------ ------------------

Income (loss) from operations                           39,807            (30,325)             26,667

Interest expense, net                                   (7,263)            (8,411)             (3,031)
                                              ------------------ --------------------- ---------------

  Income (loss) before income tax provision             32,544            (38,736)             23,636

Income tax provision (benefit)                          12,037             (4,648)              8,745
                                              ------------------ ------------------ ------------------

Net income (loss)                             $         20,507   $        (34,088)  $          14,891
                                              ================== ================== ==================

Basic earnings (loss) per share               $           0.55   $          (0.92)  $            0.43
                                              ================== ================== ==================

Weighted average common shares outstanding              37,298             37,037              34,292
                                              ================== ================== ==================

Diluted earnings (loss) per share             $           0.50   $          (0.92)  $            0.41
                                              ================== ================== ==================

Weighted average common shares outstanding-             41,100             37,037              35,898
  assuming dilution                           ================== ================== ==================


              The accompanying notes are an integral part of these
                       consolidated financial statements.


                   ACTIVISION, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 For the years ended March 31, 2001, 2000 and 1999


                                                                                                        Accumulated
                                                           Additional   Retained                          Other
                                       Common Stock         Paid-In     Earnings     Treasury Stock    Comprehensive   Shareholders'
(In thousands)                      Shares     Amount       Capital    (Deficit)   Shares     Amount   Income (Loss)       Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1998             34,661     $     -     $ 91,825    $10,836       (750)   $ (5,278)    $     92     $ 97,475

Components of comprehensive
income

  Net income for the year                -           -            -     14,891          -           -            -       14,891

  Foreign currency translation           -           -            -          -          -           -       (2,602)      (2,602)
  adjustment
                                                                                                                       ---------
    Total comprehensive income                                                                                           12,289
                                                                                                                       ---------
Issuance of common stock and             -           -        3,368          -          -           -            -        3,368
common stock warrants

Issuance of common stock pursuant      907           -        5,271          -          -           -            -        5,271
to employee stock option plans

Issuance of common stock pursuant      138           -          798          -          -           -            -          798
to employee stock purchase plan

Tax benefit attributable to              -           -        1,059          -          -           -            -        1,059
employee stock option plans

Tax benefit derived from                 -           -        2,430          -          -           -            -        2,430
net operating loss carryforward
utilization

Conversion of notes payable to           -           -        4,500          -          -           -            -        4,500
common stock
                                    --------------------------------------------------------------------------------------------
Balance, March 31, 1999             35,706           -      109,251     25,727       (750)     (5,278)      (2,510)     127,190

Components of comprehensive
income:

  Net loss for the year                  -           -            -    (34,088)         -           -            -      (34,088)

  Foreign currency translation           -           -            -          -          -           -       (3,556)      (3,556)
  adjustment
                                                                                                                       ---------
    Total comprehensive loss                                                                                            (37,644)
                                                                                                                       ---------
Issuance of common stock and             -           -        8,529          -          -           -            -        8,529
common stock warrants

Issuance of common stock pursuant    3,497           -       21,718          -          -           -            -       21,718
to employee stock option plans

Issuance of common stock pursuant      108           -          762          -          -           -            -          762
to employee stock purchase plan

Tax benefit attributable to              -           -        3,017          -          -           -            -        3,017
employee stock option plans

Tax benefit derived from                 -           -        1,266          -          -           -            -        1,266
net operating loss carryforward
utilization

Acquisitions and investments           421           -        7,171          -          -           -            -        7,171
made with common stock and
common stock options
                                    --------------------------------------------------------------------------------------------
Balance, March 31, 2000             39,732           -     $151,714     (8,361)      (750)     (5,278)      (6,066)     132,009

Components of comprehensive
income:

  Net income for the year                -           -            -     20,507          -           -            -       20,507

  Foreign currency translation           -           -            -          -          -           -       (5,311)      (5,311)
  adjustment
                                                                                                                       ---------
    Total comprehensive income                                                                                           15,196
                                                                                                                       ---------
Issuance of common stock and           150           -        1,050          -          -           -            -        1,050
common stock warrants

Issuance of common stock pursuant    5,249           -       31,693          -          -           -            -       31,693
to employee stock option plans

Issuance of common stock pursuant      119           -          845          -          -           -            -          845
to employee stock purchase plan

Tax benefit attributable to              -           -       11,832          -          -           -            -       11,832
employee stock option plans

Tax benefit derived from                 -           -        3,652          -          -           -            -        3,652
net operating loss carryforward
utilization

Purchase of treasury shares              -           -           -           -     (3,576)    (14,971)           -      (14,971)
                                    --------------------------------------------------------------------------------------------
Balance March 31, 2001              45,250     $     -     $200,786    $12,146     (4,326)   $(20,249)    $(11,377)    $181,306
                                    ============================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                             ACTIVISION, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      (In thousands)


                                                                                   For the years ended March 31,
--------------------------------------------------------------------------------------------------------------------------

                                                                              2001              2000             1999
                                                                        ---------------- ---------------- ----------------

Cash flows from operating activities:
     Net income (loss)                                                  $        20,507  $       (34,088) $        14,891
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Deferred income taxes                                                   (6,597)          (4,311)           3,806
         Depreciation and amortization                                            6,268           45,866            6,488
         Amortization of prepaid royalties and capitalized                       68,925           78,714           27,055
           software costs
         Expense related to common stock warrants                                 1,406            5,769              388
         Tax benefit of stock options exercised                                  11,832            3,017            1,059
     Change in assets and liabilities (net of effects of
       purchases and acquisitions):
         Accounts receivable                                                     30,027            9,900          (43,686)
         Inventories                                                             (5,283)          (7,342)         (11,506)
         Prepaid royalties and capitalized software costs                       (65,964)         (74,506)         (60,531)
         Other assets                                                             6,062           (6,307)          (6,862)
         Accounts payable                                                        21,361           (8,038)          (6,620)
         Accrued expenses and other liabilities                                  (6,979)          (5,791)          33,177

     Net cash provided by (used in) operating activities                         81,565            2,883          (42,341)
                                                                        ---------------- ---------------- ----------------

Cash flows from investing activities:
     Cash used in purchase acquisitions (net of cash acquired)                        -          (20,523)               -
     Capital expenditures                                                        (9,780)          (4,518)          (3,800)
     Proceeds from disposal of property and equipment                             1,149                -                -
                                                                        ---------------- ---------------- ----------------

     Net cash used in investing activities                                       (8,631)         (25,041)          (3,800)
                                                                        ---------------- ---------------- ----------------

Cash flows from financing activities:
     Proceeds from issuance of common stock pursuant to                          31,693           21,718            5,271
       employee stock option plans

     Proceeds from issuance of common stock pursuant to                             845              762              798
       employee stock purchase plan

     Proceeds from issuance of common stock pursuant to warrants                  1,050                -                -
     Borrowing under line-of-credit agreement                                   577,590          361,161            5,300
     Payment under line-of-credit agreement                                    (581,618)        (355,156)          (5,300)
     Payment on term loan                                                       (11,450)          (1,645)               -
     Proceeds from term loan                                                          -           25,000                -
     Notes payable, net                                                        (    592)          (6,457)           1,151
     Cash paid to secure line of credit and term loan                                 -           (3,355)               -
     Purchase of treasury stock                                                 (14,971)               -                -
                                                                        ---------------- ---------------- ----------------

Net cash provided by financing activities                                         2,547           42,028            7,220
                                                                        ---------------- ---------------- ----------------

Effect of exchange rate changes on cash                                              84           (2,922)          (2,361)
                                                                        ---------------- ---------------- ----------------

Net increase (decrease) in cash and cash equivalents                             75,565           16,948          (41,282)

Cash and cash equivalents at beginning of period                                 49,985           33,037           74,319
                                                                        ---------------- ---------------- ----------------

Cash and cash equivalents at end of period                              $       125,550  $        49,985  $        33,037
                                                                        ================ ================ ================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        ACTIVISION, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     Business

     Activision, Inc. ("Activision" or the "Company") is a leading international publisher, developer and distributor of interactive entertainment and leisure products. The Company currently focuses its publishing, development and distribution efforts on products designed for personal computers ("PCs") as well as the Sony PlayStation ("PSX") and PlayStation 2 ("PS2") and Nintendo N64 ("N64") console systems and Nintendo Game Boy handheld game devices. The Company is also currently focusing on the development of products for Microsoft Xbox ("Xbox") and Nintendo GameCube console systems and Nintendo Game Boy Advance hand held device. During January 2001, Sega Corp., the maker of the Sega Dreamcast ("Dreamcast") announced that it would stop making the Dreamcast in March 2001. Net revenues from the Dreamcast have historically represented only a small percentage of the Company's total net revenues. Accordingly, the Company believes that the departure of the Dreamcast console system from the market will not have a material impact upon its financial position or results of operations.

     The Company maintains operations in the U.S., Canada, the United Kingdom, France, Germany, Japan, Australia, Belgium and the Netherlands. For fiscal year 2001, international operations contributed approximately 43% of net revenues.

     Principles of Consolidation

     The consolidated financial statements include the accounts of Activision, Inc., a Delaware corporation, and its wholly-owned subsidiaries (the "Company" or "Activision"). All intercompany accounts and transactions have been eliminated in consolidation.

     Basis of Presentation and Stock Split

     In October 2001, the Board of Directors approved a three-for-two stock split effected in the form of a 50% stock dividend. The stock split was paid at the close of business on November 20, 2001, to shareholders of record as of November 6, 2001. The financial statements, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

     The consolidated financial statements have been retroactively restated to reflect the poolings of interests of the Company with JCM Productions, Inc. dba Neversoft Entertainment ("Neversoft") in September 1999.

     Cash and Cash Equivalents

     Cash and cash equivalents include cash, money markets and short-term investments with original maturities of not more than 90 days.

     The Company's cash and cash equivalents were comprised of the following at March 31, 2001 and 2000 (amounts in thousands):

                                                      March 31,
                                     ------------------------------------------
                                              2001                  2000
                                     ----------------------- ------------------

      Cash                           $                63,018 $           32,637
      Money market funds                              62,532             17,348
                                     ----------------------- ------------------
                                     $               125,550 $           49,985
                                     ======================= ==================

     Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions. At various times during the fiscal years ended March 31, 2001 and 2000, the Company had deposits in excess of the Federal Deposit Insurance Corporation ("FDIC") limit at these financial institutions. The Company's customer base includes retail outlets and distributors including consumer electronics and computer specialty stores, discount chains, video rental stores and toy stores in the United States and countries worldwide. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally does not require collateral or other security from its customers.

     As of and for the year ending March 31, 2001, the Company's publishing business had one customer that accounted for 10% of its consolidated net revenues and 15% of its consolidated accounts receivable, net. For the years ending March 31, 2000 and 1999, no single customer accounted for 10% or more of consolidated net revenues.

     Fair Value of Financial Instruments

     The estimated fair values of financial instruments have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities: The carrying amounts of these instruments approximate fair value due to their short-term nature.

     Long-term debt and convertible subordinated notes: The carrying amounts of the Company's variable rate debt approximate fair value because the interest rates are based on floating rates identified by reference to market rates. The fair value of the Company's fixed rate debt is based on quoted market prices, where available, or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements as of the balance sheet date. The carrying amount and fair value of the Company's long-term debt and convertible subordinated notes, was $73.6 million and $60.0 million, respectively, as of March 31, 2001 and $90.0 million and $81.6 million, respectively, as of March 31, 2000.

     Prepaid Royalties and Capitalized Software Costs

     Prepaid royalties include payments made to independent software developers under development agreements and license fees paid to intellectual property rights holders for use of their trademarks or copyrights. Intellectual property rights which have alternative future uses are capitalized. Capitalized software costs represent costs incurred for development that are not recoupable against future royalties.

     The Company accounts for prepaid royalties relating to development agreements and capitalized software costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Software development costs and prepaid royalties are capitalized once technological feasibility is established. Technological feasibility is evaluated on a product by product basis. For products where proven game engine technology exists, this may occur early in the development cycle. Software development costs are expensed if and when they are deemed unrecoverable. Amounts related to software development which are not capitalized are charged immediately to product development expense.

     The following criteria is used to evaluate recoverability of software development costs: historical performance of comparable products; the commercial acceptance of prior products released on a given game engine; orders for the product prior to its release; estimated performance of a sequel product based on the performance of the product on which the sequel is based; and actual development costs of a product as compared to the Company's budgeted amount.

     Commencing upon product release prepaid royalties and capitalized software development costs are amortized to cost of sales- royalties and software amortization on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of one year or less. For products that have been released, management evaluates the future recoverability of capitalized amounts on a quarterly basis.

     As of March 31, 2001, prepaid royalties and unamortized capitalized software costs totaled $38.3 million (including $14.7 million classified as non-current) and $3.9 million, respectively. As of March 31, 2000, prepaid royalties and unamortized capitalized software costs totaled $29.2 million (including $9.2 million classified as non-current) and $11.6 million, respectively. Amortization of prepaid royalties and capitalized software costs was $68.9 million, $78.7 million and $27.1 million for the years ended March 31, 2001, 2000 and 1999, respectively.

     Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market.

     Revenue Recognition

     Product Sales: The Company recognizes revenue from the sale of its products once they are shipped and are available for general release to customers. Subject to certain limitations, the Company permits customers to obtain exchanges or return products within certain specified periods and provides price protection on certain unsold merchandise. Management of the Company estimates the amount of future returns, and price protections based upon historical results and current known circumstances. Revenue from product sales is reflected net of the allowance for returns and price protection.

     Software Licenses: For those license agreements which provide the customers the right to multiple copies in exchange for guaranteed amounts, revenue is recognized at delivery. Per copy royalties on sales which exceed the guarantee are recognized as earned.

     Advertising Expenses

     The Company expenses advertising and the related costs as incurred. Advertising expenses for the years ended March 31, 2001, 2000 and 1999 were approximately $16.5 million, $18.6 million and $15.6 million, respectively, and are included in sales and marketing expense in the consolidated statements of operations.

     Goodwill and Long-Lived Assets

     Cost in excess of the fair value of net assets of companies acquired, goodwill, is being amortized on a straight-line basis over periods ranging from 5 to 20 years. As of March 31, 2001 and 2000, accumulated amortization amounted to $51.9 million and $50.8 million, respectively. The Company accounts for impairment of long-lived assets, including goodwill, in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles, including goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. In conjunction with its strategic restructuring plan as detailed in Note 3, in the fourth quarter of fiscal 2000, the Company recorded a charge for impairment of goodwill of $37.2 million. See Note 3 for further discussion.

     Interest Expense, net

     Interest expense, net is comprised of the following, (amounts in thousands):


                                                      March 31,
                                      ----------------------------------------
                                         2001            2000          1999
                                      ----------      ----------    ----------
     Interest expense                  $(9,399)        $(9,375)      $(4,974)
     Interest income                     2,136             964         1,943
                                      ----------      ----------    ----------

     Net interest income (expense)     $(7,263)        $(8,411)      $(3,031)
                                      ==========      ==========    ==========


     Income Taxes

     The Company accounts for income taxes using SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Foreign Currency Translation

     The functional currencies of the Company's foreign subsidiaries are their local currencies. All assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of the period, and revenue and expenses are translated at weighted average exchange rates during the period. The resulting translation adjustments are reflected as a component of shareholders' equity.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Earnings Per Common Share

     Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents from outstanding stock options and warrants and convertible debt. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options and warrants and conversion of the Company's convertible debt. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which the Company records a net loss.

     Stock Based Compensation

     Prior to April 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the option exercise price. On April 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     Warrants granted to non-employees are accounted for in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments that are Issued To Other Than Employees for Acquiring or in Connection With Selling Goods or Services" (EITF 96-18).

     Related Parties

     As of March 31, 2001 and 2000, the Company had $4.3 million and $2.7 million, respectively, of loans outstanding due from employees. The loans bear interest at 6.75% and are primarily due from Company executives.

     Implementation of SAB 101

     The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, in December 1999. The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. During the year ended March 31, 2001, the Company performed a review of its revenue recognition policies and determined that it is in compliance with SAB 101.

     Recently Issued Accounting Standards

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") as subsequently amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not currently participate in hedging activities or own derivative instruments but plans to adopt SFAS No. 133 beginning April 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material impact on the financial position or results of operations of the Company.

     Reclassifications

     Certain amounts in the consolidated financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on net income (loss), shareholders' equity or net increase (decrease) in cash and cash equivalents.

2.   Acquisitions

     Fiscal 2000 Transactions

     Acquisition of Neversoft

     On September 30, 1999, the Company acquired Neversoft, a privately held console software developer, in exchange for 1,048,253 shares of the Company's common stock. The acquisition was accounted for as a pooling of interests. Accordingly, in fiscal 2000 the Company restated the financial statements for all periods prior to the closing of the transaction.

     The following table represents the results of operations of the previously separate companies for the period before the combination was consummated which are included in fiscal year 2000 combined net income (loss) (amounts in thousands).

                                                                    Fiscal Year 2000
                                     -----------------------------------------------------------------------------
                                         Activision                       Neversoft                    Total
                                     Six Months Ended                 Six Months Ended            Six Months Ended
                                     Sept. 30, 1999                    Sept. 30, 1999              Sept. 30, 1999
                                     ----------------                 ----------------            ----------------
     Revenues                        $       199,505                  $             -             $       199,505
     Net income (loss)               $        (3,028)                 $          (484)            $        (3,512)


     Acquisition of Elsinore Multimedia

     On June 29,1999, the Company acquired Elsinore Multimedia, Inc. ("Elsinore"), a privately held interactive software development company, in exchange for 306,672 shares of the Company's common stock.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations of Elsinore have been included in the Company's consolidated financial statements from the date of acquisition. The aggregate purchase price has been allocated to the assets and liabilities acquired, consisting mostly of goodwill of $3.0 million, that is being amortized over a five year period. Pro forma statements of operations reflecting the acquisition of Elsinore are not shown, as they would not differ materially from reported results.

     Acquisition of Expert Software

     On June 22, 1999, the Company acquired all of the outstanding capital stock of Expert Software, Inc. ("Expert"), a publicly held developer and publisher of value-line interactive leisure products, for approximately $24.7 million. The aggregate purchase price of approximately $24.7 million consisted of $20.3 million in cash payable to the former shareholders of Expert, the valuation of employee stock options in the amount of $3.3 million, and other acquisition costs.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations of Expert have been included in the Company's consolidated financial statements from the date of acquisition.

     The aggregate purchase price was allocated to the fair values of the assets and liabilities acquired as follows (amounts in thousands):

                 Tangible assets                            $        4,743
                 Existing products                                   1,123
                 Goodwill                                           28,335
                 Liabilities                                        (9,532)
                                                            ---------------

                                                            $       24,669
                                                            ===============

     However, as more fully described in Note 3, in the fourth quarter of fiscal 2000, the Company implemented a strategic restructuring plan to accelerate the development of games for the next-generation consoles and the Internet. In conjunction with that plan, the Company consolidated Expert and its Head Games subsidiary, forming one integrated business unit in the value software category. As part of this consolidation, the Company discontinued several of Expert's product lines and terminated substantially all of Expert's employees. In addition, the Company phased out the use of the Expert name. As a result of these initiatives, in fiscal 2000, the Company incurred a nonrecurring charge of $26.3 million resulting from the write-down of intangibles acquired, including goodwill.


     Fiscal 1999 Transactions

     The acquisitions of Head Games and CD Contact were originally treated as immaterial poolings of interests. However, after reviewing the results of operations of the entities, including the materiality and impact on the Company's trends, in fiscal 1999 the Company restated the financial statements for all periods prior to the closing of each respective transaction.

     Acquisition of Head Games

     On June 30, 1998, the Company acquired Head Games in exchange for 1,500,000 shares of the Company's common stock. The acquisition was accounted for as a pooling of interests.

     Acquisition of CD Contact

     On September 29, 1998, the Company acquired CD Contact in exchange for 2,850,000 shares of the Company's common stock and the assumption of $9.1 million in outstanding debt payable to CD Contact's former shareholders. The acquisition was accounted for as a pooling of interests.

     The following table represents the results of operations of the previously separate companies for the periods before the combinations were consummated that are included in the fiscal 1999 combined net income of the Company (amounts in thousands):


                                                                 Fiscal Year 1999
                          ------------------------------------------------------------------------------------------
                                                Head Games        CD Contact
                            Activision         Three Months       Six Months         Neversoft          Total Year
                            Year Ended         Ended June 30,    Ended Sept. 30,     Year Ended       Ended March 31,
                          March 31, 1999           1998              1998          March 31, 1999         1999
                          --------------       -------------     ---------------   --------------     ---------------
      Revenues            $      412,225       $       2,195     $        22,065   $          41      $       436,526
      Net income          $       14,194       $         394     $           666   $        (363)     $        14,891
        (loss)


3.   Strategic Restructuring Plan

     In the fourth quarter of fiscal 2000, the Company finalized a strategic restructuring plan to accelerate the development and sale of interactive entertainment and leisure products for the next-generation consoles and the Internet. Costs associated with this plan amounted to $70.2 million, approximately $61.8 million net of taxes, and were recorded in the consolidated statement of operations in the fourth quarter of fiscal year 2000 and classified as follows (amount in millions):

     Net revenues                                                $11.7
     Cost of sales- royalties and software
       amortization                                               11.9
     Product development                                           4.2
     General and administrative                                    5.2
     Amortization of intangible assets                            37.2
                                                                  ----

                                                                 $70.2
                                                                 =====

     The component of the charge included in amortization of intangible assets represented a write down of intangibles including goodwill, relating to Expert Software, Inc. ("Expert"), one of the Company's value publishing subsidiaries, totaling $26.3 million. The Company consolidated Expert into Head Games, forming one integrated business unit. As part of this consolidation, the Company discontinued substantially all of Expert's product lines, terminated substantially all of Expert's employees and phased out the use of the Expert name. In addition, a $10.9 million write down of goodwill relating to TDC, an OEM business unit, was recorded. In fiscal 2000, the OEM market went through radical changes due to price declines of PCs and hardware accessories. The sum of the undiscounted future cash flow of these assets was not sufficient to cover the carrying value of these assets and as such was written down to fair market value.

     The component of the charge included in net revenues and general and administrative expense represents costs associated with the planned termination of a substantial number of its third party distributor relationships in connection with the Company's realignment of its worldwide publishing business to leverage its existing sales and marketing organizations and improve the control and management of its products. These actions resulted in an increase in the allowance for sales returns of $11.7 million and the allowance for doubtful accounts of $3.4 million. The plan also included a severance charge of $1.2 million for employee redundancies.

     The components of the charge included in cost of sales- royalties and software amortization and product development represent costs to write down certain assets associated with exiting certain product lines and re-evaluating other product lines which resulted in reduced expectations.

     During fiscal 2001, the Company completed the restructuring initiatives associated with the fiscal 2000 restructuring plan without any significant adjustments.

4.   Inventories

     The Company's inventories consist of the following (amounts in thousands):

                                                           March 31,
                                               --------------------------------
                                                    2001              2000
                                               -------------     --------------
        Purchased parts and components         $       1,885     $        2,857
        Finished goods                                42,003             37,596
                                               -------------     --------------

                                               $      43,888     $       40,453
                                               =============     ==============

5.   Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives or the lease term: buildings, 30 years; computer equipment, office furniture and other equipment, 3 years; leasehold improvements, through the life of the lease. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resultant gains or losses are recognized in current operations. Property and equipment was as follows (amounts in thousands):

                                                           March 31,
                                               --------------------------------
                                                    2001              2000
                                               -------------     --------------
        Land                                   $        214      $         526
        Buildings                                     4,004              2,468
        Computer equipment                           21,512             18,670
        Office furniture and other equipment          5,585              5,800
        Leasehold improvements                        3,713              3,229
                                               -------------     --------------

          Total cost of property and equipment       35,028             30,693

        Less accumulated depreciation               (19,788)           (19,878)
                                               -------------     --------------
          Property and equipment, net          $     15,240      $      10,815
                                               =============     ==============

     Depreciation expense for the years ended March 31, 2001, 2000 and 1999 was $4.8 million, $4.2 million and $4.9 million, respectively.

6.   Goodwill and Other Intangible Assets- Adoption of SFAS No. 142

     We adopted SFAS No. 142 effective April 1, 2001. The following table reconciles net income (loss) and earnings per share as reported for the years ended March 31, 2001, 2000 and 1999 to net income (loss) and earnings per share as adjusted to exclude goodwill amortization (amounts in thousands, except per share data).


                                                                                Year ended March 31,
                                                               --------------------------------------------------
                                                                    2001               2000            1999
                                                               ---------------- ---------------- ----------------

         Reported net income (loss)                            $       20,507   $     (34,088)   $      14,891
         Add back: Goodwill amortization                                1,502           4,465           1,585
                                                               ---------------- ---------------- ----------------
         Adjusted net income (loss)                            $       22,009   $     (29,623)   $      16,476
                                                               ================ ================ ================

         Basic earnings per share:
                       Reported net income (loss)              $         0.55   $       (0.92)   $        0.43
                       Goodwill amortization                             0.04            0.12             0.05
                                                               ---------------- ---------------- ----------------
                       Adjusted net income (loss)              $         0.59           (0.80)            0.48
                                                               ================ ================ ================

         Diluted earnings per share:
                       Reported net income (loss)              $         0.50   $       (0.92)   $        0.41
                       Goodwill amortization                             0.04            0.12             0.05
                                                               ---------------- ---------------- ----------------
                       Adjusted net income (loss)               $        0.54   $       (0.80)   $        0.46
                                                               ================ ================ ================


     In the year ended March 31, 2000, we additionally recorded a charge relating to the impairment of goodwill of $37,153.

7.   Accrued Expenses

     Accrued expenses were comprised of the following (amounts in thousands):

                                                           March 31,
                                               --------------------------------
                                                    2001              2000
                                               -------------     --------------
        Accrued royalties payable              $      14,764     $       13,300
        Affiliated label payable                         733              4,033
        Accrued selling and marketing costs            4,603             10,493
        Income tax payable                               859              4,934
        Accrued interest expense                       1,150              1,013
        Accrued bonus and vacation pay                11,958              5,514
        Other                                          9,972             10,117
                                               -------------     --------------

            Total                              $      44,039     $       49,404
                                               =============     ==============


8.   Operations by Reportable Segments and Geographic Area

     The Company publishes, develops and distributes interactive entertainment and leisure products for a variety of game platforms, including PCs, the Sony PlayStation and PlayStation 2 console systems, the Nintendo 64 console system, the Nintendo Game Boy and the Sega Dreamcast console system. The Company has also begun product development for next-generation console systems and hand held devices, including Microsoft's Xbox and Nintendo's GameCube and Game Boy Advance. Based on its organizational structure, the Company operates in two reportable segments: publishing and distribution.

     The Company's publishing segment publishes titles that are developed both internally through the studios owned by the Company and externally through third party developers. In the United States, the Company's products are sold primarily on a direct basis to major computer and software retailing organizations, mass market retailers, consumer electronic stores, discount warehouses and mail order companies. The Company conducts its international publishing activities through offices in the United Kingdom, Germany, France, Australia, Canada and Japan. The Company's products are sold internationally on a direct to retail basis and through third party distribution and licensing arrangements and through the Company's wholly-owned distribution subsidiaries located in the United Kingdom, the Netherlands and Germany.

     The Company's distribution segment, located in the United Kingdom, the Netherlands and Germany, distributes interactive entertainment software and hardware and provides logistical services for a variety of publishers and manufacturers.

     The President and Chief Operating Officer allocates resources to each of these segments using information on their respective revenues and operating profits before interest and taxes. The President and Chief Operating Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," ("SFAS No. 131").

     The President and Chief Operating Officer does not evaluate individual segments based on assets or depreciation.

     The accounting policies of these segments are the same as those described in the Summary of Significant Accounting Policies. Revenue derived from sales between segments is eliminated in consolidation.

     Information on the reportable segments for the three years ended March 31, 2001 is as follows (amounts in thousands):


                                                                            Year ended March 31, 2001
                                                               --------------------------------------------------
                                                                  Publishing      Distribution        Total
                                                               ---------------- ---------------- ----------------

         Total segment revenues                                $      466,062   $       154,121  $       620,183
         Revenue from sales between segments                          (39,331)           39,331                -
                                                               ---------------- ---------------- ----------------

         Revenues from external customers                      $      426,731   $       193,452  $       620,183
                                                               ================ ================ ================

         Operating income                                      $       35,687   $         4,120  $        39,807
                                                               ================ ================ ================

         Total assets                                          $      271,488   $        88,469  $       359,957
                                                               ================ ================ ================


                                                                            Year ended March 31, 2000
                                                               --------------------------------------------------
                                                                  Publishing      Distribution        Total
                                                               ---------------- ---------------- ----------------

         Total segment revenues                                $      396,691   $       175,514  $       572,205
         Revenue from sales between segments                          (40,255)           40,255                -
                                                               ---------------- ---------------- ----------------

         Revenues from external customers                      $      356,436   $       215,769  $       572,205
                                                               ================ ================ ================

         Operating income (loss)                               $      (35,049)  $         4,724  $       (30,325)
                                                               ================ ================ ================

         Total assets                                          $      230,961   $        78,776  $       309,737
                                                               ================ ================ ================



                                                                            Year ended March 31, 1999
                                                               --------------------------------------------------
                                                                  Publishing      Distribution        Total
                                                               ---------------- ---------------- ----------------

         Total segment revenues                                $      205,542   $       230,984  $       436,526
         Revenue from sales between segments                          (19,202)           19,202                -
                                                               ---------------- ---------------- ----------------

         Revenues from external customers                      $      186,340   $       250,186  $       436,526
                                                               ================ ================ ================

         Operating income                                      $       12,398   $        14,269  $        26,667
                                                               ================ ================ ================

         Total assets                                          $      185,567   $        97,778  $       283,345
                                                               ================ ================ ================


     Geographic information for the three years ended March 31, 2001 is based on the location of the selling entity. Revenues from external customers by geographic region were as follows (amounts in thousands):


                                                                                Year ended March 31,
                                                               --------------------------------------------------
                                                                    2001               2000            1999
                                                               ---------------- ---------------- ----------------

         United States                                         $       352,893  $       282,847  $       149,705
         Europe                                                        256,228          277,485          278,032
         Other                                                          11,062           11,873            8,789
                                                               ---------------- ---------------- ----------------

         Total                                                 $       620,183  $       572,205  $       436,526
                                                               ================ ================ ================


     Revenues by platform were as follows (amounts in thousands):


                                                                                Year ended March 31,
                                                               --------------------------------------------------
                                                                    2001               2000            1999
                                                               ---------------- ---------------- ----------------

         Console                                               $       466,893  $       410,277  $       268,246
         PC                                                            153,290          161,928          168,280
                                                               ---------------- ---------------- ----------------

         Total                                                 $       620,183  $       572,205  $       436,526
                                                               ================ ================ ================


9.   Computation of Earnings Per Share

     The following table sets forth the computations of basic and diluted earnings (loss) per share, (amounts in thousands, except per share data):


                                                                                Year ended March 31,
                                                               --------------------------------------------------
                                                                    2001               2000            1999
                                                               ---------------- ---------------- ----------------

         Numerator
           Numerator for basic and diluted earnings            $        20,507  $       (34,088) $        14,891
             per share-income (loss) available                 ================ ================ ================
             to common shareholders

         Denominator
           Denominator for basic earnings per share-                    37,298           37,037           34,292
             weighted average common shares
             outstanding

           Effect of dilutive securities:
             Employee stock options                                      3,531               -             1,413
             Warrants to purchase common stock                             271               -               193
                                                               ---------------- ---------------- ----------------

           Potential dilutive common shares                              3,802               -             1,606
                                                               ---------------- ---------------- ----------------

           Denominator for diluted earnings per                         41,100          37,037            35,898
             share-weighted average common shares              ================ ================ ================

             outstanding plus assumed conversions


         Basic earnings (loss) per share                       $          0.55  $        (0.92)  $          0.43
                                                               ================ ================ ================

         Diluted earnings (loss) per share                     $          0.50  $        (0.92)  $          0.41
                                                               ================ ================ ================


     Options to purchase 3,508,262, 3,833,096 and 3,282,263 shares of common stock were outstanding for the years ended March 31, 2001, 2000 and 1999, respectively, but were not included in the calculations of diluted earnings
     (loss) per share because their effect would be antidilutive. Convertible subordinated notes were also not included in the calculations of diluted earnings per share because their effect would be antidilutive.

     Subsequent to March 31, 2001, the Company called for the redemption of its $60.0 million convertible subordinated notes due 2005. In connection with that call, holders have converted into common stock approximately $60.0 million aggregate principal amount of their convertible subordinated notes, resulting in the issuance of approximately 4,762,500 shares of common stock to such holders.

10.  Income Taxes

     Domestic and foreign income (loss) before income taxes and details of the income tax provision (benefit) are as follows (amounts in thousands):


                                                                                Year ended March 31,
                                                               --------------------------------------------------
                                                                    2001               2000            1999
                                                               ---------------- ---------------- ----------------

         Income (loss) before income taxes:
           Domestic                                            $        24,276  $      (37,115)  $         5,945
           Foreign                                                       8,268          (1,621)           17,691
                                                               ---------------- ---------------- ----------------

                                                               $        32,544  $      (38,736)  $        23,636
                                                               ================ ================ ================

       Income tax expense (benefit):
           Current:
                Federal                                        $           394  $         (383)  $            37
                State                                                      112             337               124
                Foreign                                                  4,351           2,610             5,456
                                                               ---------------- ---------------- ----------------

                    Total current                                        4,857           2,564             5,617
                                                               ---------------- ---------------- ----------------

           Deferred:
                Federal                                                 (5,610)        (10,047)             (418)
                State                                                   (1,761)         (1,448)               57
                Foreign                                                   (479)              -                 -
                                                               ---------------- ---------------- ----------------

                    Total deferred                                      (7,850)        (11,495)             (361)
                                                               ---------------- ---------------- ----------------

       Add back benefit credited to additional
           paid-in capital:
           Tax benefit related to stock option                          11,378           3,017            1,059
               exercises
           Tax benefit related to utilization of pre-                    3,652           1,266            2,430
               bankruptcy net operating loss                   ---------------- ---------------- ----------------
               carryforwards
                                                                        15,030           4,283             3,489
                                                               ---------------- ---------------- ----------------

       Income tax provision (benefit)                          $        12,037  $       (4,648)  $         8,745
                                                               ================ ================ ================



     The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax provision for each of the years are as follows:

                                                   Year Ended March 31,
                                              ------------------------------
                                                2001       2000       1999
                                              --------   --------   --------
      Federal income tax provision
       (benefit) at statutory rate              35.0%     (34.0%)     34.0%
      State taxes, net of federal
       benefit                                   3.3%      (4.5%)      1.3%
      Nondeductible amortization                 1.3%      18.6%       1.7%
      Nondeductible merger fees                    -        0.4%       0.8%
      Research and development credits          (5.7%)     (8.6%)     (5.4%)
      Incremental effect of foreign tax rates    0.5%       2.8%      (0.9%)
      Increase of valuation allowance            4.0%      13.8%       5.1%
      Rate changes                              (1.5%)        -          -
      Other                                      0.1%      (0.5%)      0.4%
                                              --------   --------   --------

                                                37.0%     (12.0%)     37.0%
                                              ========   ========   ========


     Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset and liability are as follows (amounts in thousands):

                                                       March 31,
                                                ----------------------
                                                  2001          2000
                                                --------      --------
     Deferred asset:
      Allowance for bad debts                   $    716      $  1,019
      Allowance for sales returns                  3,900         5,151
      Inventory reserve                              992           799
      Vacation & bonus reserve                     1,663           763
      Royalty reserve                                170           774
      Other                                        1,643         1,585
      Tax credit carryforwards                    14,224        12,062
      Net operating loss carryforwards            12,362        12,828
      Amortization & depreciation                  6,816         7,055
                                                --------      --------
        Deferred asset                           42,486         42,036
        Valuation allowance                      (9,895)       (13,041)
                                                --------      --------
        Net deferred asset                        32,591        28,995
                                                --------      --------
       Deferred liability:
        Capitalized research expenses              3,087         7,864
        State taxes                                1,453           917
                                                --------      --------
        Deferred liability                         4,540         8,781
                                                --------      --------
        Net deferred asset                       $28,051       $20,214
                                                ========      ========

                                      F-22

     In accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the AICPA, benefits from loss carryforwards arising prior to the Company's reorganization are recorded as additional paid-in capital. During the year ended March 31, 2001, $3.7 million was recorded as additional paid-in capital.

     As of March 31, 2001, the Company's available federal net operating loss carryforward of $30.8 million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire from 2006 to 2019. The Company's available state net operating loss carryforward of $8.0 million is not subject to limitations under Section 382 of the Internal Revenue Code. The Company has tax credit carryforwards of $9.4 million and $4.8 million for federal and state purposes, respectively, which expire from 2006 to 2021.

     At March 31, 2001, the Company's deferred income tax asset for tax credit carryforwards and net operating loss carryforwards was reduced by a valuation allowance of $9.9 million. Of such valuation allowance, none relates to SOP 90-7 which, if realized, would be recorded as additional paid-in capital. Realization of the deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the deferred tax asset will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced.

     Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $22.8 million at March 31, 2001. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration.

11.  Long-Term Debt

     Bank Lines of Credit and Other Debt

     The Company's long-term debt consists of the following (amounts in thousands):

                                                       March 31,
                                                ----------------------
                                                  2001          2000
                                                --------      --------
     U.S. Facility                              $  8,432      $ 22,496
     The Netherlands Facility                      1,759         3,509
     Mortgage notes payable and other              3,441         4,033
                                                --------      --------
                                                  13,632        30,038
     Less current portion                        (10,231)      (16,260)
                                                --------      --------

     Long-term debt, less current portion       $  3,401      $ 13,778

     In June 1999, the Company obtained a $100.0 million revolving credit facility and a $25.0 million term loan (the "U.S. Facility") with a syndicate of banks. The revolving portion of the U.S. Facility provides the Company with the ability to borrow up to $100.0 million and issue letters of credit up to $80 million on a revolving basis against eligible accounts receivable and inventory. The $25.0 million term loan portion of the U.S. Facility was used to acquire Expert Software, Inc. in June 1999 and to pay costs related to such acquisition and the securing of the U.S. Facility. The term loan has a three year term with principal amortization on a straight-line quarterly basis beginning December 31, 1999 and a borrowing rate based on the banks' base rate (which is generally equivalent to the published prime rate) plus 2% or LIBOR plus 3%. The revolving portion of the U.S Facility has a borrowing rate based on the banks' base rate plus 1.75% or LIBOR plus 2.75% and matures June 2002. The U.S. Facility had a weighted average interest rate of approximately 9.70% and 9.50% for the year ended March 31, 2001 and 2000, respectively. The Company pays a commitment fee of 1/2% on the unused portion of the revolving line. The U.S. Facility is collateralized by substantially all of the assets of the Company and its U.S. subsidiaries. The U.S. Facility contains various

                                      F-23

     covenants that limit the ability of the Company to incur additional indebtedness, pay dividends or make other distributions, create certain liens, sell assets, or enter into certain mergers or acquisitions. The Company is also required to maintain specified financial ratios related to net worth and fixed charges. As of March 31, 2001 and 2000, the Company was in compliance with these covenants. As of March 31, 2001, approximately $8.5 million was outstanding under the term loan portion of the U.S. Facility. As of March 31, 2001, there were no borrowings outstanding and $18.2 million of letters of credit outstanding against the revolving portion of the U.S. Facility. As of March 31, 2000, $20.0 million was outstanding under the term loan portion and $2.5 million was outstanding under the revolving portion of the U.S. Facility. No letters of credit were outstanding against the revolving portion of the U.S. Facility at March 31, 2000.

     The Company has a revolving credit facility through its CD Contact subsidiary in the Netherlands (the "Netherlands Facility"). The Netherlands Facility permits revolving credit loans and letters of credit up to Netherlands Guilders ("NLG") 26 million ($10.4 million) as of March 31, 2001 and NLG 45 million ($19.4 million) as of March 31, 2000, based upon eligible accounts receivable and inventory balances. The Netherlands Facility is due on demand, bears interest at a Eurocurrency rate plus 1.50% and 1.25% in fiscal 2001 and 2000, respectively (weighted average interest rate of approximately 7.40% and 6.80% as of March 31, 2001 and 2000, respectively) and matures August 2003. Borrowings outstanding under the Netherlands Facility were $1.8 million and $3.5 million at March 31, 2001 and 2000, respectively. Letters of credit outstanding under the Netherlands Facility were NLG 3.8 million ($1.6 million) as of March 31, 2000. There were no letters of credit outstanding under the Netherlands Facility as of March 31, 2001.

     The Company also has revolving credit facilities with its CentreSoft subsidiary located in the United Kingdom (the "UK Facility") and its NBG subsidiary located in Germany (the "German Facility"). The UK Facility provides for British Pounds ("GBP") 7.0 million ($10.0 million) of revolving loans and GBP 3.0 million ($4.3 million) of letters of credit as of March 31, 2001 and GBP 7.0 million ($11.2 million) of revolving loans and GBP 6.0 million ($9.6 million) of letters of credit as of March 31, 2000. The UK Facility bears interest at LIBOR plus 2%, is collateralized by substantially all of the assets of the subsidiary and matures in July 2001. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of March 31, 2001 and 2000, the Company was in compliance with these covenants. No borrowings were outstanding against the UK facility at March 31, 2001 or 2000. Letters of credit of GBP 3.0 million ($4.3 million) and GBP 6.0 million ($9.6 million) were outstanding against the UK Facility at March 31, 2001 and 2000, respectively. As of March 31, 2001 and 2000, the German Facility provides for revolving loans up to Deutsche Marks ("DM") 4 million ($1.8 million), bears interest at 7.0%, is collateralized by a cash deposit of approximately GBP 650,000 ($928,000) made by the Company's CentreSoft subsidiary and has no expiration date. No borrowings were outstanding against the German Facility as of March 31, 2001 and 2000.

     Mortgage notes payable relate to the land, office and warehouse facilities of the Company's German and Netherlands subsidiaries. The notes bear interest at 5.45% and 5.35%, respectively, and are collateralized by the related assets. The Netherlands mortgage note payable is due in quarterly installments of NLG 25,000 ($10,000) and matures January 2019. The German mortgage note payable is due in bi-annual installments of DM 145,000 ($65,500) beginning June 2002 and matures December 2019.

     Annual maturities of long-term debt are as follows (amounts in thousands):


        2002            $ 10,231
        2003                 235
        2004                 171
        2005                 171
        2006                 171
        Thereafter         2,653
                        ---------
        Total           $ 13,632
                        =========

                                      F-24

     Private Placement of Convertible Subordinated Notes

     In December 1997, the Company completed the private placement of $60.0 million principal amount of 6 3/4% convertible subordinated notes due 2005 (the "Notes"). The Notes are convertible, in whole or in part, at the option of the holder at any time after December 22, 1997 (the date of original issuance) and prior to the close of business on the business day immediately preceding the maturity date, unless previously redeemed or repurchased, into common stock, $.000001 par value, of the Company, at a conversion price of $12.583 per share, (equivalent to a conversion rate of 79.4723 shares per $1,000 principal amount of Notes), subject to adjustment in certain circumstances. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after January 10, 2001, subject to premiums through December 31, 2003.

12.  Commitments and Contingencies

     Developer Contracts

     In the normal course of business, the Company enters into contractual arrangements with third parties for the development of products. Under these agreements, the Company commits to provide specified payments to a developer, contingent upon the developer's achievement of contractually specified milestones. Assuming all contractually specified milestones are achieved, for contracts in place as of March 31, 2001, the total future minimum contract commitment is approximately $62.1 million, which is scheduled to be paid as follows (amount in thousands):

                Year ending March 31,
                2002              $  35,197
                2003                 13,528
                2004                  6,250
                2005                  2,925
                2006                  1,675
                Thereafter            2,500
                                 -----------
                                 $   62,075
                                 ===========

     Additionally, under the terms of a production financing arrangement, the Company has a commitment to purchase two future PlayStation 2 titles from independent third party developers for an estimated $5.7 million. Failure by the developers to complete the project within the contractual time frame or specifications alleviates the Company's commitment.

     Lease Obligations

     The Company leases certain of its facilities under non-cancelable operating lease agreements. Total future minimum lease commitments as of March 31, 2001 are as follows (amounts in thousands):

                Year ending March 31,
                2002              $   3,991
                2003                  3,728
                2004                  3,606
                2005                  3,389
                2006                  3,044
                Thereafter            5,576
                                 -----------
                Total            $    23,334
                                 ===========

     Facilities rent expense for the years ended March 31, 2001, 2000 and 1999 was approximately $4.7 million, $4.4 million and $4.4 million, respectively.

                                      F-25

     Legal Proceedings

     The Company is party to routine claims and suits brought against it in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of such routine claims will not have a material adverse effect on the Company's business, financial condition, results of operations or liquidity.

13.  Stock Compensation Plans

     Employee Options

     The Company sponsors three stock option plans for the benefit of officers, employees, consultants and others.

     The Activision 1991 Stock Option and Stock Award Plan, as amended, (the "1991 Plan") permits the granting of "Awards" in the form of non-qualified stock options, incentive stock options ("ISOs"), stock appreciation rights ("SARs"), restricted stock awards, deferred stock awards and other common stock-based awards. The total number of shares of common stock available for distribution under the 1991 Plan is 11,350,500. The 1991 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 343,500 shares remaining available for grant under the 1991 Plan as of March 31, 2001.

     On September 23, 1998, the stockholders of the Company approved the Activision 1998 Incentive Plan (the "1998 Plan"). The 1998 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARS, restricted stock awards, deferred stock awards and other common stock-based awards to directors, officers, employees, consultants and others. The total number of shares of common stock available for distribution under the 1998 Plan is 4,500,000. The 1998 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 972,000 shares remaining available for grant under the 1998 Plan as of March 31, 2001.

     On, April 26, 1999, the Board of Directors approved the Activision 1999 Incentive Plan (the "1999 Plan"). The 1999 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred share awards and other common stock-based awards to directors, officers, employees, consultants and others. The total number of shares of common stock available for distribution under the 1999 Plan is 7,500,000. The 1999 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. As of March 31, 2001, there were approximately 393,000 shares remaining available for grant under the 1999 Plan.

     The exercise price for Awards issued under the 1991 Plan, 1998 Plan and 1999 Plan (collectively, the "Plans") is determined at the discretion of the Board of Directors (or the Compensation Committee of the Board of Directors, which administers the Plans), and for ISOs, is not to be less than the fair market value of the Company's common stock at the date of grant, or in the case of non-qualified options, must exceed or be equal to 85% of the fair market value at the date of grant. Options typically become exercisable in installments over a period not to exceed five years and must be exercised within 10 years of the date of grant. However, certain options granted to executives vest immediately. Historically, stock options have been granted with exercise prices equal to or greater than the fair market value at the date of grant.

     In connection with current and prior employment agreements between the Company and Robert A. Kotick, the Company's Chairman and Chief Executive Officer, and Brian G. Kelly, the Company's Co-Chairman, Mr. Kotick and Mr. Kelly have been granted options to purchase common stock. Relating to such grants, as of March 31, 2001, 6,403,500 and 4,779,000 shares with weighted average exercise prices of $5.62 and $6.15 were outstanding and exercisable, respectively.

     The Company also issues stock options in conjunction with acquisition transactions. For the year ended March 31, 2001, approximately 19,500 and 1,500 options with weighted average exercise prices of $6.49 and $4.51 were outstanding and exercisable, respectively, relating to options issued in conjunction with the acquisitions of Head Games and Expert.

                                      F-26

     Director Warrants

     The Director Warrant Plan, which expired on December 19, 1996, provided for the automatic granting of warrants ("Director Warrants") to purchase 25,001 shares of common stock to each director of the Company who was not an officer or employee of the Company or any of its subsidiaries. Director Warrants granted under the Director Warrant Plan vest 25% on the first anniversary of the date of grant, and 12.5% each six months thereafter. The expiration of the Plan had no effect on the outstanding Director Warrants. As of March 31, 2001, there were no shares of common stock available for distribution under the Director Warrant Plan.

     The range of exercise prices for Director Warrants outstanding as of March 31, 2001 was $0.50 to $5.67. The range of exercise prices for Director Warrants is wide due to increases and decreases in the Company's stock price over the period of the grants. As of March 31, 2001, 43,050 of the outstanding and vested Director Warrants have a weighted average remaining contractual life of 0.78 years and a weighted average exercise price of $0.50; 30,000 of the outstanding and vested Director Warrants have a weighted average remaining contractual life of 3.82 years and a weighted average exercise price of $4.33; and 30,000 of the outstanding and vested Director Warrants have a weighted average remaining contractual life of
     3.82 years and a weighted average exercise price of $5.67.

     During the fiscal year ended March 31, 1997, the Company issued warrants to purchase 60,000 shares of the Company's common stock, at exercise prices ranging from $7.87 to $9.25 to two of its outside directors in connection with their election to the Board. Such warrants have vesting terms identical to the Directors Warrants and expire within 10 years. Relating to such warrants, as of March 31, 2001, 60,000 and 58,500 shares with weighted average exercise prices of $8.57 and $8.59 were outstanding and exercisable, respectively.

     Employee Stock Purchase Plan

     The Company has an employee stock purchase plan for all eligible employees (the "Purchase Plan"). Under the Purchase Plan, shares of the Company's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or last day of each six-month period (the "Offering Period"). Employees may purchase shares having a value not exceeding 10% of their gross compensation during an Offering Period. Employees purchased 51,923 and 58,503 shares at a price of $6.31 and $7.12 per share during the Purchase Plan's offering period ended September 30, 2000 and 1999, respectively, and 65,865 and 50,160 shares at a price of $7.86 and $6.83 per share during the Purchase Plan's offering period ended March 31, 2001 and 2000, respectively.

                                      F-27

     Activity of Employee and Director Options and Warrants

     Activity of all employee and director options and warrants during the last three fiscal years was as follows (amounts in thousands, except weighted average exercise price amounts):

                                 2001             2000             1999
                          ----------------  ----------------  ----------------
                                  Wtd Avg           Wtd Avg           Wtd Avg
                                  Ex Price          Ex Price          Ex Price
                          ------  --------  ------  --------  ------  --------
                          Shares            Shares            Shares
     Outstanding at
      beginning of year   15,498    $7.38   14,924    $7.03    9,327    $7.65
     Granted              10,151     4.61    5,651     7.68    8,307     6.85
     Exercised            (5,250)    6.04   (3,497)    6.10     (907)    5.79
     Forfeited            (2,483)    6.49   (1,580)    7.94   (1,803)   10.22
                          ------  --------  ------  --------  ------  --------
     Outstanding at
      end of year         17,916    $6.45   15,498    $7.38   14,924    $7.03
                          ======  ========  ======  ========  ======  ========
     Exercisable at
      end of year         9,816     $6.66    7,073    $6.83    6,231    $6.67
                          ======  ========  ======  ========  ======  ========

     For the year ended March 31, 2001, 6,513,000 options with a weighted average exercise price of $4.79 were granted at an exercise price equal to the fair market value on the date of grant and 3,637,500 options with a weighted average exercise price of $4.29 were granted at an exercise price greater than fair market value on the date of grant.

     For the year ended March 31, 2000, 3,751,500 options with a weighted average exercise price of $8.59 were granted at an exercise price equal to the fair market value on the date of grant and 1,057,500 options with a weighted average exercise price of $7.14 were granted at an exercise price greater than fair market value on the date of grant. Additionally, in conjunction with the acquisition of Expert, 841,500 options with a weighted average exercise price of $4.32 were granted at an exercise price less than market value on the date of grant. Options granted to Expert were outside any of the Plans.

     For the year ended March 31, 1999, 7,980,000 options were granted at an exercise price equal to the fair market value on the date of grant and 327,000 options were granted at an exercise price greater than fair market value on the date of grant.

                                      F-28

     The following tables summarize information about all employee and director stock options and warrants outstanding as of March 31, 2001 (share amounts in thousands):
                                Outstanding Options        Exercisable Options
                           -----------------------------  ---------------------
                                     Remaining
                                     Wtd Avg     Wtd
                                   Contractual   Avg
                                      Life     Exercise             Wtd Avg
                           Shares  (in years)    Price    Shares Exercise Price
                           ------  ----------- ---------  ------ --------------
      Range of
       exercise prices:
        $0.50 to $0.50         44      0.78      0.50         44       0.50
        $2.00 to $4.00      2,004      8.30      3.88        500       3.53
        $4.02 to $4.09      3,003      9.14      4.09      1,376       4.09
        $4.11 to $6.29      1,959      8.04      5.19        759       5.80
        $6.33 to $6.83      2,412      6.88      6.59      2,193       6.59
        $6.87 to $6.87        510      8.29      6.87        250       6.87
        $6.92 to $7.00      2,999      7.97      7.00      2,962       7.00
        $7.04 to $8.33      1,961      7.48      7.43        633       7.32
        $8.42 to $9.67      1,958      7.87      9.02        498       8.96
        $9.71 to $15.91     1,066      6.31     11.89        601      12.57

     Non-Employee Warrants

     In prior years, the Company has granted stock warrants to third parties in connection with the development of software and the acquisition of licensing rights for intellectual property. The warrants generally vest upon grant and are exercisable over the term of the warrant. The exercise price of third party warrants is generally greater than or equal to the fair market value of the Company's common stock at the date of grant.

     No such grants were made during the fiscal year ending March 31, 2001. As of March 31, 2001, 1,974,000 third party warrants to purchase common stock were outstanding with a weighted average exercise price of $7.26 per share.

     During the fiscal year ended March 31, 2000, the Company granted warrants to a third party to purchase 150,000 shares of the Company's common stock at an exercise price of $7.75 per share in connection with, and as partial consideration for, a license agreement that allows the Company to utilize the third party's name in conjunction with certain Activision products. The warrants vested upon grant, have a seven year term and become exercisable ratably in annual installments over the warrant term. As of March 31, 2000, 2,370,000 third party warrants to purchase common stock were outstanding with a weighted average exercise price of $7.35 per share.

     During the fiscal year ended March 31, 1999, the Company issued the following warrants to third parties to purchase an aggregate of 1,500,000 shares of common stock in connection with software license agreements:

                                      F-29

                          Exercise                                   Expiration
        Warrants  Shares   Price        Vesting Schedule                Date
        --------  ------  --------  -------------------------------  ----------
          #1      750,000  $ 6.85   Vested upon date of grant;         9/16/08
                                     exercisable ratably over
                                     5 years beginning on date
                                     of grant.
          #2      375,000      (a)  Vested upon date of grant;         9/16/08
                                     exercisable ratably over
                                     5 years beginning on 9/16/03.
          #3      375,000  $ 8.47   Vested and exercisable upon        7/2/08
                                     date of grant.
                ---------  ------
        Total   1,500,000
                =========

     (a) Exercise price will be equal to the average closing price of the Company's common stock on the NASDAQ National Market for the 30 trading days preceding September 16, 2003.

     As of March 31, 1999, 2,220,000 third party warrants to purchase common stock were outstanding with a weighted average exercise price of $7.32 per share.

     The fair value of the warrants was determined using the Black-Scholes pricing model, assuming a risk-free rate of 4.77%, a volatility factor of 66% and expected terms as noted above. The weighted average estimated fair value of third party warrants granted during the years ending March 31, 2000 and 1999 were $5.26 per share and $5.29 per share, respectively. No warrants were granted during the fiscal year ending March 31, 2001. In accordance EITF 96-18, the Company measures the fair value of the securities on the measurement date. The fair value of each warrant is capitalized and amortized to royalty expense when the related product is released and the related revenue is recognized. During fiscal year 2001, 2000 and 1999, $1.4 million, $5.8 million and $0.4 million, respectively, was amortized and included in royalty expense relating to warrants.

     Pro Forma Information

     The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under APB No. 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

     Pro forma information regarding net income (loss) and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Purchase Plan and Director Warrant Plan and other employee option grants, collectively called "options") granted during fiscal 2001, 2000 and 1999 under the fair value method of that statement. The fair value of options granted in the years ended March 31, 2001, 2000 and 1999 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                  Option Plans
                    and Other                                    Director
                  Employee Options        Purchase Plan         Warrant Plan
                --------------------  ------------------   --------------------
                 2001   2000   1999    2001   2000   1999   2001   2000   1999
                ------ ------ ------  ------ ------ ------ ------ ------ ------

      Expected
       life
       (in years)    1      1    1.5     0.5    0.5    0.5      1      1    0.5
      Risk free
       interest
       rate      4.09%  6.15%  4.77%   4.09%  6.15%  4.77%  4.09%  6.15%  4.77%
      Volatility   70%    67%    66%     70%    67%    66%    70%    67%    66%
      Dividend
       yield         -      -      -       -      -      -      -      -      -

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models

                                      F-30

     require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. For options granted during fiscal 2001, the per share weighted average fair value of options with exercise prices equal to market value on date of grant and exercise prices greater than market value were $2.08, and $0.89, respectively. For options granted during fiscal 2000, the per share weighted average fair value of options with exercise prices equal to market value on date of grant, exercise prices greater than market value and exercise prices less than market value were $3.94, $1.76 and $5.33, respectively. The weighted average estimated fair value of options and warrants granted during the year ended March 31, 1999 was $7.41 per share. The per share weighted average estimated fair value of Employee Stock Purchase Plan shares granted during the years ended March 31, 2001, 2000 and 1999 were $2.32, $2.23 and $1.90, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (amounts in thousands except for per share information):

                                        Year ended March 31,

                                   2001         2000         1999
                                ---------     --------     --------

     Pro forma net
      income (loss)             $  11,531     $(45,355)    $    748
     Pro forma basic earnings
      (loss) per share               0.31        (1.22)        0.01
     Pro forma diluted
      earnings (loss)
      per share                      0.28        (1.22)        0.01

     The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

     Employee Retirement Plan

     The Company has a retirement plan covering substantially all of its eligible employees. The retirement plan is qualified in accordance with
     Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer up to 15% of their pre-tax salary, but not more than statutory limits. The Company contributes 5% of each dollar contributed by a participant. The Company's matching contributions to the plan were $62,000, $46,000 and $40,000 during the years ended March 31, 2001, 2000 and 1999, respectively.

14.  Shareholders Equity

     Repurchase Plan

     As of May 9, 2000, the Board of Directors authorized the Company to purchase up to $15.0 million in shares of its common stock as well as its convertible subordinated notes. The shares and notes could be purchased from time to time through the open market or in privately negotiated transactions. The amount of shares and notes purchased and the timing of purchases was based on a number of factors, including the market price of the shares and notes, market conditions, and such other factors as the Company's management deemed appropriate. The Company has financed the purchase of shares with available cash. As of the quarter ending June 30, 2000, the Company had repurchased 3.5 million shares of its common stock for approximately $15.0 million.

     Shareholders' Rights Plan

     On April 18, 2000, the Company's Board of Directors approved a shareholders rights plan (the "Rights Plan"). Under the Rights Plan, each common stockholder at the close of business on April 19, 2000, will receive a dividend of one right for each share of common stock held. Each right represents the right to purchase one one-hundredth (1/100) of a share of the Company's Series A Junior Preferred Stock at an

                                      F-31

     exercise price of $40.00. Initially, the rights are represented by the Company's common stock certificates and are neither exercisable nor traded separately from the Company's common stock. The rights will only become exercisable if a person or group acquires 15% or more of the common stock of the Company, or announces or commences a tender or exchange offer which would result in the bidder's beneficial ownership of 15% or more of the Company's common stock.

     In the event that any person or group acquires 15% or more of the Company's outstanding common stock each holder of a right (other than such person or members of such group) will thereafter have the right to receive upon exercise of such right, in lieu of shares of Series A Junior Preferred Stock, the number of shares of common stock of the Company having a value equal to two times the then current exercise price of the right. If the Company is acquired in a merger or other business combination transaction after a person has acquired 15% or more the Company's common stock, each holder of a right will thereafter have the right to receive upon exercise of such right a number of the acquiring company's common shares having a market value equal to two times the then current exercise price of the right. For persons who, as of the close of business on April 18, 2000, beneficially own 15% or more of the common stock of the Company, the Rights Plan "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

     The Company may redeem the rights for $.01 per right at any time until the first public announcement of the acquisition of beneficial ownership of 15% of the Company's common stock. At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of the Company's common stock, the Company may exchange all or part of the rights for shares of common stock at an exchange ratio of one share of common stock per right. The rights expire on April 18, 2010.

15.  Supplemental Cash Flow Information

     Non-cash investing and financing activities and supplemental cash flow information is as follows (amounts in thousands):

                                             Years ended March 31,
                                        --------------------------------
                                          2001        2000        1999
                                        --------    --------    --------

      Non-cash investing and
       financing activities:
      Stock and warrants to acquire
       common stock issued in
       exchange for licensing rights    $      -    $  8,529    $  3,368
      Tax benefit derived from net
       operating loss carryforward
       utilization                         3,652       1,266       2,430
      Stock issued to effect business
       combination                             -       7,171           -
      Assumption of debt to effect
       business combination                    -           -       9,100
      Conversion of notes payable
       to common stock                         -           -       4,500

      Supplemental cash flow information:
      Cash paid for income taxes        $  6,753    $  6,333    $  2,814

      Cash paid for interest            $  5,720    $ 10,519    $  5,513

                                      F-32

16.  Quarterly Financial and Market Information - Restated (Unaudited)

                                             Quarter Ended
                                -------------------------------------
                                                                        Year
(Amounts in thousands,    June 30    Sept 30     Dec 31    Mar 31 (1)    Ended
except per share data)   ---------  ---------  ---------   ----------  ---------
  Fiscal 2001:
   Net revenues          $  84,558  $144,363   $ 264,473   $ 126,789   $620,183
   Operating income
   (loss)                   (6,498)    9,536     34,754        2,015     39,807
   Net income (loss)        (5,179)    4,306     20,505          875     20,507
   Basic earnings
   (loss) per share         (0.14)      0.12       0.56         0.02      0.55
   Diluted earnings
   (loss) per share         (0.14)      0.11       0.47         0.02      0.50

  Common stock price
   per share
        High                 8.10      10.42      10.17        16.83     16.83
        Low                  3.58       4.21       6.88         9.08      3.58

  Fiscal 2000 (quarter
   ended June 30 restated):
   Net revenues         $  84,142   $115,363  $ 268,862    $ 103,838   $572,205
   Operating income (loss) (6,101)     3,525     38,241      (65,990)   (30,325)
   Net income (loss)       (4,575)     1,063     22,301      (52,877)   (34,088)
   Basic earnings (loss)
    per share               (0.13)      0.03       0.59        (1.38)     (0.92)
   Diluted earnings (loss)
    per share               (0.13)      0.03       0.50        (1.38)     (0.92)

    Common stock price per share
        High                 9.75      11.83      11.75        12.17      12.17
        Low                  6.75       8.17       8.92         7.75       6.75

     Per share amounts restated to give effect to our three-for-two stock split effected in the form of a 50% stock dividend for shareholders of record as of November 6, 2001, paid November 20, 2001.

     (1) In the fourth quarter of fiscal 2000, the Company initiated a strategic restructuring which resulted in additional costs of $70.2 million reflected in the consolidated statement of operations in the fourth quarter. See Note 3, "Strategic Restructuring Plan."

17.  Organizational Structure

     Effective June 9, 2000, Activision reorganized into a holding company form of organizational structure, whereby Activision Holdings, Inc., a Delaware corporation ("Activision Holdings"), became the holding company for Activision and its subsidiaries. The new holding company organizational structure will allow Activision to manage its entire organization more effectively and broadens the alternatives for future financings.

     The holding company organizational structure was effected by a merger conducted pursuant to Section 251 (g) of the General Corporation Law of the State of Delaware, which provides for the formation of a holding company structure without a vote of the stockholders of the constituent corporations. In the merger, ATVI Merger Sub, Inc., a Delaware corporation, organized for the purpose of implementing the holding company organizational structure, (the "Merger Sub"), merged with and into Activision with Activision as the surviving corporation (the "Surviving Corporation"). Prior to the merger, Activision Holdings was a direct, wholly-owned subsidiary of Activision and Merger Sub was a direct, wholly-owned subsidiary of Activision Holdings. Pursuant to the merger, (i) each issued and outstanding share of common stock of Activision (including treasury shares) was converted into one share of common stock of Activision Holdings, (ii) each issued and outstanding share of Merger Sub was converted into one share of the Surviving Corporation's common stock, and Merger Sub's corporate existence ceased, and (iii) all of the issued and outstanding shares of Activision Holdings owned by Activision were automatically canceled and retired. As a result of the merger, Activision became a direct, wholly-owned subsidiary of Activision Holdings.

                                      F-33

     Immediately following the merger, Activision changed its name to "Activision Publishing, Inc." and Activision Holdings changed its name to "Activision, Inc." The holding company's common stock will continue to trade on The Nasdaq National Market under the symbol ATVI.

     The conversion of shares of Activision's common stock in the merger occurred without an exchange of certificates. Accordingly, certificates formerly representing shares of outstanding common stock of Activision are deemed to represent the same number of shares of common stock of Activision Holdings. The change to the holding company structure was tax free for federal income tax purposes for stockholders.

     These transactions had no impact on the Company's consolidated financial statements.

18.  Subsequent Events -- Unaudited

     Subsequent to March 31, 2001, the Company called for the redemption of its $60.0 million convertible subordinated notes due 2005. In connection with that call, as of June 20, 2001, holders have converted into common stock approximately $60.0 million aggregate principal amount of their convertible subordinated notes.

     In May 2001, the Company repaid in full the remaining $8.5 million balance of the term loan portion of the U.S. Facility. In conjunction with the accelerated repayment of the term loan, the Company amended the U.S. Facility effective May 7, 2001. The amended and restated U.S. Facility eliminates the term loan, reduces the revolver to $78.0 million, reduces the interest rate to Prime plus 1.25% or LIBOR plus 2.25%, eliminates certain covenants, increases the advance rates and reduces the fee paid for maintenance of the facility.

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                                 492,636 Shares





                                ACTIVISION, INC.



                                  Common Stock



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                                   PROSPECTUS
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                               June 13, 2002



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